EX. h.3

[CWAM LETTERHEAD]

April 30, 2013

Columbia Acorn Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, LLC (“CWAM”) hereby contractually undertakes as of the date hereof with respect to the series of Columbia Acorn Trust designated Columbia Thermostat Fund (the “Fund”) to waive fees and reimburse certain expenses of the Fund, through April 30, 2014 such that total Fund ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies) do not exceed the annual rates of:

•	0.50% of the Fund’s average daily net assets attributable to Class A shares;

•	1.00% of the Fund’s average daily net assets attributable to Class B shares;

•	1.25% of the Fund’s average daily net assets attributable to Class C shares;

•	0.25% of the Fund’s average daily net assets attributable to Class R4 shares;

•	0.23% of the Fund’s average daily net assets attributable to Class R5 shares;

•	0.18% of the Fund’s average daily net assets attributable to Class Y shares; and

•	0.25% of the Fund’s average daily net assets attributable to Class Z shares.

Notwithstanding the foregoing, the limitations on total ordinary operating expenses set forth herein shall not apply to any class of shares of a Fund established after the effective date hereof.

Effective April 30, 2013, this contractual undertaking supercedes any prior contractual expense limitation provisions for Columbia Thermostat Fund. This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Chief Operating Officer

Agreed and accepted by
COLUMBIA ACORN TRUST on behalf of its series Columbia Thermostat Fund

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Vice President, Secretary and Treasurer